CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

August 24, 2005

VIA EDGAR AND FACSIMILE

Errol Sanderson, Staff Attorney
United States Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 70-10
Washington, D.C. 20549
Re:	Ikona Gear International, Inc.
Registration Statement on Form SB-2
File No. 333-126523

Dear Mr. Sanderson:

          On behalf of Ikona Gear International, Inc. (the "Company"), please be advised that the Company has reviewed your comments dated July 22, 2005 in connection with the above referenced filing.

          In response to Comment No. 2, we have inquired of the selling security holders who are not natural persons and who are not a reporting company under the Exchange Act to identify the person or persons who exercise the sole or shared voting and investment power with respect to the securities. All of those selling security holders responded by informing us that they are Swiss banking institutions and that under Swiss banking law they are not permitted to disclose the identity of their clients.

          Would you please advise us how you would like us to respond to this comment and what, if any, disclosure you would like us to make in the Registration Statement, in light of the above information
Sincerely,

/s/ Clifford L. Neuman
Clifford L. Neuman

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